Parkway Overview
September 2013
Filed by Parkway Properties, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: Thomas Properties Group, Inc.
Commission File No.: 1-35894
The following presentation will be delivered to certain employees of Thomas Properties Group, Inc. on September 18, 2013:

Additional Information
In connection with the proposed transaction, Parkway Properties Inc. expects to file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of Parkway and Thomas Properties that also constitutes a prospectus of Parkway, which joint proxy statement will be mailed or otherwise disseminated to Parkway and Thomas
Properties shareholders when it becomes available. Parkway and Thomas Properties also plan to file other relevant documents with the SEC regarding the proposed transaction. INVESTORS ARE URGED TO READ THE
JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED WITH THE SEC IF AND
WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. You may obtain a free copy of the joint proxy statement/prospectus (if and when it becomes available) and other relevant documents filed by
Parkway and Thomas Properties with the SEC at the SEC’s website at
www.sec.gov.
Copies of the documents filed by
the companies will be available free of charge on their websites at www.pky.com and www.tpgre.com or by contacting
Investor Relations at the companies (for Parkway at (407) 650-0593 and for Thomas Properties at (213) 613-1900).
Parkway and Thomas Properties and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. You can find information about Parkway’s executive officers and directors in Parkway’s definitive proxy statement filed with the SEC on April 4, 2013 in connection with its
2013 annual meeting of shareholders. You can find information about Thomas Properties’ executive officers and directors in Thomas Properties’ definitive proxy statement filed with the SEC on April 30, 2013 in connection with its 2013 annual meeting of shareholders. Additional information regarding the interests of such potential participants will be included in the joint proxy statement/prospectus and other relevant documents filed with the SEC if and when they become available. You may obtain free copies of these documents from Parkway or Thomas Properties using the sources indicated above.
This document shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

2013 Objectives
Investments
Strategy
Operations
Strategy
Financial
Strategy
Objective:  Create value for shareholders as the leading owner of quality assets in core submarkets
Continue entrepreneurial and opportunistic approach to pursue attractive investment opportunities
Actively monitor Austin, Texas and South Florida as potential expansion markets
Continue exit of non-core markets and maintain ongoing recycling program
Objective:  Increase cash flow and unlock the embedded value within existing portfolio
Execute leasing and operational plans for recent acquisitions
Take advantage of minimal near-term expirations to focus on new leasing and drive occupancy growth
Pursue value-add opportunities through proactive leasing
Objective:  Maintain a conservative balance sheet with sufficient flexibility for growth
Operate within net debt to EBITDA target range of 5.5x to 6.5x over long-term
Take advantage of attractive financing market to continue to reduce cost of debt
Monitor and improve capital stack

Portfolio Quality Transformation
Select Recent Acquisitions
Phoenix Tower
Houston, TX
626,000 SF
Bank of America Center
Orlando, FL
421,000 SF
Hearst Tower
Charlotte, NC
973,000 SF
525 North Tryon
Charlotte, NC
405,000 SF
3344 Peachtree
Atlanta, GA
485,000 SF
NASCAR Plaza
Charlotte, NC
394,000 SF
Tower Place 200
Atlanta, GA
258,000 SF
Hayden Ferry Lakeside I
Tempe, AZ
203,000 SF
Hayden Ferry Lakeside II
Tempe, AZ
300,000 SF

Geographic Transformation
Pro Rata Square Footage by Market
As of January 1, 2011 As of July 1, 2013
(1)
1. Pro forma for pending acquisitions that the Company has announced but has not yet closed.
5.5% in Non-Core Markets 52.3% in Non-Core Markets
Atlanta
11.2%
Houston
17.8%
Chicago
22.6%
Charlotte
0.9%
Nashville
4.1%
Hampton Roads
1.6%
Memphis
10.0%
Jackson
9.3%
New Orleans
0.2%
Columbia
3.9%
Richmond
4.7%
Phoenix
4.5%
Fort Lauderdale
2.0%
Jacksonville
3.3%
Orlando
3.9%
Jacksonville
12.5%
Fort Lauderdale
2.0%
Miami
1.3%
Memphis
3.1%
Jackson
2.4%
Orlando
3.6%
Tampa
8.8%
Nashville
4.0%
Phoenix
9.0%
Charlotte
17.2%
Houston
20.1%
Philadelphia
1.6%
Atlanta
14.3%

Increased Exposure to Desirable
Markets and CBD / Infill Locations
PKY
1
PRO FORMA PKY
TPGI
2
Note: Based on sq. ft. (at pro rata share of PKY, TPGI and the combined company).
1.
Pro forma for announced sale of three properties for $53 million (Waterstone, Meridian, and Bank of America Plaza) and for pending acquisition of Lincoln Place for $66 million.
2.
Only reflects properties to be retained by combined company.

Recent Events
Since the end of 2011, Parkway has executed on its strategic plan, which has resulted in several operational and financial changes at the Company
Stock Price Performance
$8.00
$11.00
$14.00
$17.00
$20.00
Dec-11 Feb -12 Apr -12 Jun -12 Aug -12 Oct-12 Dec-12 Feb -13 Apr -13 Jun -13 Aug -13
12/1/2011 – Jim
Heistand became
President and CEO
5/3/2012 – Announced
pending $200M equity
investment by TPG and
purchase of Hearst Tower
10/1/2012 – Closed a
$125M term loan
2/6/2012 – Announced FY
and Q4 2011 results, new
business strategy and
2012 guidance
12/3/2012 – Announced
$190M public equity
offering
3/19/2012 – Announced
$218M public equity
offering

Stock Price Performance (cont’d)
One-Year Total Returns
Source: SNL. As of 5/21/2013.
10.2%
11.0%
13.3%
16.7%
26.9%
27.6%
29.7% 29.9%
31.2%
33.7%
34.5%
39.8%
48.0%
53.8%
58.0%
95.4%
0.0%
20.0%
40.0%
60.0%
80.0%
100.0%
CLI VNO BXP BPO HIW SLG S&P 500 RMS PDM KRC DEI OFC BDN CUZ HPP PKY
These improvements have resulted in substantial outperformance versus the broader market and our office peers

Our Markets

Houston

Phoenix Tower Phoenix Tower
Mike Fransen
Managing Director
• 10 properties, 2,187,454 SF
• Located in Greenspoint, Allen Corridor,
Sugar Land, West Houston, Greenway, the
Energy Corridor and Katy Freeway
Submarkets

Charlotte 14 Hearst Tower Hearst Tower Bryan Howell Managing Director • Own 6 properties, 2,093,548 SF • Manage 17 properties, 1,174,857SF • Located in the CBD and key suburban markets

Atlanta

3344 Peachtree 3344 Peachtree
John Barton
Managing Director
• Own 6 properties, 2,081,535 SF
• Manage 20 properties, 5,580,195 SF
• Located in Buckhead, Central Perimeter,
Midtown and Downtown

Phoenix 16 Tempe Gateway Tempe Gateway Hayden Ferry I Hayden Ferry I Matt Mooney Managing Director • Four properties, 1,409,321SF • Located in Tempe, Mesa and Camelback

Orlando 17 Bank of America Center Bank of America Center Shipley Hall Managing Director • Own 2 properties, 682,138 SF • Manage 10 properties, 1,717,099 SF • Located in the CBD, Maitland and Millenia

Tampa

Corporate Center IV at International Plaza Corporate Center IV at International Plaza
The Pointe The Pointe
Kyle Byrd
Managing Director
• Own 6 properties, 960,434 SF
• Manage 14 Properties, 944,159 SF
• Located in Westshore, East Tampa and
Northwest Tampa

Jacksonville

Deerwood South Deerwood South
245 Riverside 245 Riverside
Victor Hughes
Managing Director
• Own 11 properties, 1,457,294 SF
• Manage 10 properties, 1,435,508 SF
• Located in the CBD, Butler Corridor,
Deerwood Park and Southpoint

Our Benefits

Employee Benefits
• Health Insurance (United Health Care)
• Vision Insurance (United Health Care)
• Dental Insurance (United Health Care)
• Short-term Disability (Unum)
• Long-term Disability (Unum)
• Basic Life Insurance (Unum)
• Supplemental Life Insurance (Unum)
• Long-term care (Unum)
• Flexible Spending Plan (United Health Care)
• Interest Sensitive Whole Life Insurance (Unum)
• Specified Critical Illness Insurance (Unum)

Parkway Properties, Inc. 390 North Orange Avenue Suite 2400 Orlando, FL 32801 (407) 650-0593 www.pky.com